SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No.  )1

The ONE Group Hospitality, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

88338K103

(CUSIP Number)

SCOTT I. ROSS

HILL PATH CAPITAL LP

150 East 58th Street, 33rd Floor

New York, New York 10155

(212) 632-5420

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 1, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

[1]

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS HPC III KAIZEN LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,786,582 (1)
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,786,582 (1)
	10	SHARED DISPOSITIVE POWER - 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,786,582 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.2% (1)
14	TYPE OF REPORTING PERSON PN

(1)	Consists of 2,786,582 Shares (as defined below) underlying certain Warrants (as defined below).

1	NAME OF REPORTING PERSONS HILL PATH CAPITAL PARTNERS III GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,786,582 (1)
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,786,582 (1)
	10	SHARED DISPOSITIVE POWER - 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,786,582 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.2% (1)
14	TYPE OF REPORTING PERSON OO

(1)	Consists of 2,786,582 Shares underlying certain Warrants.

1	NAME OF REPORTING PERSONS HILL PATH INVESTMENT HOLDINGS III LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,786,582 (1)
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,786,582 (1)
	10	SHARED DISPOSITIVE POWER - 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,786,582 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.2% (1)
14	TYPE OF REPORTING PERSON OO

(1)	Consists of 2,786,582 Shares underlying certain Warrants.

1	NAME OF REPORTING PERSONS HILL PATH CAPITAL LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,786,582 (1)
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,786,582 (1)
	10	SHARED DISPOSITIVE POWER - 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,786,582 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.2% (1)
14	TYPE OF REPORTING PERSON IA, PN

(1)	Consists of 2,786,582 Shares underlying certain Warrants.

1	NAME OF REPORTING PERSONS HILL PATH HOLDINGS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,786,582 (1)
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,786,582 (1)
	10	SHARED DISPOSITIVE POWER - 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,786,582 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.2% (1)
14	TYPE OF REPORTING PERSON OO

(1)	Consists of 2,786,582 Shares underlying certain Warrants.

1	NAME OF REPORTING PERSONS SCOTT I. ROSS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,786,582 (1)
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,786,582 (1)
	10	SHARED DISPOSITIVE POWER - 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,786,582 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.2% (1)
14	TYPE OF REPORTING PERSON IN

(1)	Consists of 2,786,582 Shares underlying certain Warrants.

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to shares of Common Stock, par value $0.0001 per share (the “Shares”), of The ONE Group Hospitality, Inc. (the “Issuer”). The address of the principal executive offices of the Issuer is 1624 Market Street, Suite 311, Denver, Colorado 80202.

Item 2.	Identity and Background.

(a) This statement is filed by:

(i)	HPC III Kaizen LP, a Delaware limited partnership (“HPC III Kaizen”), with respect to the Shares beneficially owned by it;

(ii)	Hill Path Capital Partners III GP LLC, a Delaware limited liability company (“Hill Path III GP”), as the general partner of HPC III Kaizen;

(iii)	Hill Path Investment Holdings III LLC, a Delaware limited liability company (“Hill Path Investment Holdings III”), as the managing member of Hill Path III GP;

(iv)	Hill Path Capital LP, a Delaware limited partnership (“Hill Path”), as the investment manager of HPC III Kaizen;

(v)	Hill Path Holdings LLC, a Delaware limited liability company (“Hill Path Holdings”), as the general partner of Hill Path; and

(vi)	Scott I. Ross, as the managing partner of each of Hill Path Investment Holdings III, Hill Path and Hill Path Holdings.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b) The address of the principal office of each of the Reporting Persons is 150 East 58th Street, 33rd Floor, New York, New York 10155.

(c) The principal business of HPC III Kaizen is investing in securities. The principal business of Hill Path III GP is serving as the general partner of HPC III Kaizen. The principal business of Hill Path Investment Holdings III is serving as the managing member of Hill Path III GP. The principal business of Hill Path is serving as a registered investment advisor and as the investment manager of HPC III Kaizen. The principal business of Hill Path Holdings is serving as the general partner of Hill Path. The principal occupation of Mr. Ross is serving as the managing partner of each of Hill Path Investment Holdings III, Hill Path and Hill Path Holdings. Mr. Ross is also a director of the Issuer.

(d) No Reporting Person has, during the last five (5) years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person has, during the last five (5) years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Mr. Ross is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The information set forth in or incorporated by reference in Item 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 3.

On March 26, 2024, the Issuer, TOG Kaizen Acquisition, LLC, a wholly owned subsidiary of the Issuer (“Buyer”), Safflower Holdings LLC and Safflower Holdings Corp. entered into a stock purchase agreement (the “Stock Purchase Agreement”) pursuant to which Buyer agreed to purchase 100% of the issued and outstanding equity interests of Safflower Holdings Corp. from Safflower Holdings LLC, for $365.0 million in cash, subject to customary adjustments for indebtedness, cash, net working capital and seller transaction expenses (the “Acquisition”). On April 29, 2024, the Stock Purchase Agreement for the Acquisition was amended. On May 1, 2024 (the “Closing Date”), the Buyer acquired 100% of the issued and outstanding equity interests of Safflower Holdings Corp. from Safflower Holdings LLC.

In connection with the Acquisition, the Issuer, HPC III Kaizen and the other parties thereto entered into an investment agreement (the “Investment Agreement”) whereby HPC III Kaizen agreed to purchase (a) an aggregate of 150,000 shares of the Issuer’s Series A Preferred Stock, par value $0.0001 per share (the “Preferred Stock”), at a price and with a liquidation preference of $1,000 per share subject to a 5% original issuance discount; (b) warrants (in the form attached to the Investment Agreement, the “Penny Warrants”) to purchase a number of shares of Common Stock of the Issuer that in the aggregate represents 5% of the fully diluted shares of Common Stock of the Issuer at closing at an exercise price of $0.01 per share; and (c) warrants (in the form attached to the Investment Agreement, the “Market Warrants”, and together with the Penny Warrants, the “Warrants”) to purchase, in the aggregate, 1,000,000 shares of Common Stock of the Issuer, at an exercise price of $10.00 per share, in each case, in a private placement exempt from registration under the Securities Act of 1933.

The funds required for the purchase of the Preferred Stock and Warrants purchased by HPC III Kaizen were provided through an equity contribution from the equity holder of HPC III Kaizen.

Item 4.	Purpose of Transaction.

The information set forth in or incorporated by reference in Item 3 and Item 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

Hill Path is a private investment firm that manages a pool of investment capital on behalf of institutional investors, high net worth families and the principals of Hill Path. Hill Path focuses on making long term investments in the equity and debt of both public and private businesses across industry sectors.

Each of the Reporting Persons acquired the Preferred Stock and Warrants for investment purposes and in connection with the transactions described above. Pursuant to the terms of the Investment Agreement, on May 1, 2024, effective upon the closing of the Acquisition, Scott Ross and James Chambers were appointed as Class III and Class I directors, respectively, to the Issuer’s Board of Directors (the “Board”). The Reporting Persons and their representatives have had and expect to continue to have meetings, written communications and discussions with the members of management and the Board regarding a variety of matters relating to the Issuer, including, among other things, the Issuer’s business, operating performance, capital structure, capital allocation, corporate governance, Board composition and other strategic matters, and may pursue other plans or proposals that relate to or could result in any of the matters set forth in clauses (a)-(j) of Item 4 of Schedule 13D.

The Reporting Persons and their representatives have had and expect to continue to have discussions and other communications with current or prospective shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other third parties regarding the matters set forth in the preceding paragraph.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the contractual restrictions in the Investment Agreement and the terms of the Preferred Stock and Warrants, the outcome of any discussions referenced above, the Issuer’s financial position, results and strategic direction, actions taken by the Issuer’s management and the Board, price levels of the shares of the Issuer’s Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements; suggesting changes in the Issuer’s business, operations, capital structure, capital allocation, corporate governance, Board composition and other strategic matters; acquiring additional shares of the Issuer’s Common Stock and/or other equity, debt, notes, instruments or other securities of the Issuer (collectively, “Securities”) or disposing of some or all of the Securities beneficially owned by them, in public market or privately negotiated transactions; entering into financial instruments or other agreements that increase or decrease the Reporting Persons’ economic exposure with respect to their investment in the Issuer and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

The percentage of Shares reported owned by each person named herein is based upon a denominator of 34,095,078, which is the sum of: (i) 31,308,496 Shares outstanding as of March 22, 2024, as reported in the Issuer’s Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on April 11, 2024, and (ii) the 2,786,582 Shares underlying the Warrants held by HPC III Kaizen.

A.	HPC III Kaizen

(a)	As of the close of business on the date hereof, HPC III Kaizen beneficially owned 2,786,582 Shares (consisting of the Shares underlying the Warrants held by HPC III Kaizen).

Percentage: Approximately 8.2%

(b)	1. Sole power to vote or direct vote: 2,786,582

2.	Shared power to vote or direct vote: 0

3.	Sole power to dispose or direct the disposition: 2,786,582

4.	Shared power to dispose or direct the disposition: 0

(c)

Reference is made to the acquisition of securities of the Issuer in connection with the transactions discussed in further detail in Items 3 and 6. HPC III Kaizen has not entered into any other transactions in the securities of the Issuer during the past sixty days.

B.	Hill Path III GP

(a)

Hill Path III GP, as the general partner of HPC III Kaizen, may be deemed the beneficial owner of the 2,786,582 Shares beneficially owned by HPC III Kaizen (consisting of the Shares underlying the Warrants held by HPC III Kaizen).

Percentage: Approximately 8.2%

(b)	1. Sole power to vote or direct vote: 2,786,582
2.	Shared power to vote or direct vote: 0
3.	Sole power to dispose or direct the disposition: 2,786,582
4.	Shared power to dispose or direct the disposition: 0

(c)

Reference is made to the acquisition of securities of the Issuer in connection with the transactions discussed in further detail in Items 3 and 6. Hill Path III GP has not entered into any transactions in the securities of the Issuer during the past sixty days.

C.	Hill Path Investment Holdings III

(a)

Hill Path Investment Holdings III, as the managing member of Hill Path III GP, may be deemed the beneficial owner of the 2,786,582 Shares beneficially owned by HPC III Kaizen (consisting of the Shares underlying the Warrants held by HPC III Kaizen).

Percentage: Approximately 8.2%

(b)	1. Sole power to vote or direct vote: 2,786,582
2.	Shared power to vote or direct vote: 0
3.	Sole power to dispose or direct the disposition: 2,786,582
4.	Shared power to dispose or direct the disposition: 0

(c)

Reference is made to the acquisition of securities of the Issuer in connection with the transactions discussed in further detail in Items 3 and 6. Hill Path Investment Holdings III has not entered into any transactions in the securities of the Issuer during the past sixty days.

D.	Hill Path

(a)

Hill Path, as the investment manager of HPC III Kaizen, may be deemed the beneficial owner of the 2,786,582 Shares beneficially owned by HPC III Kaizen (consisting of the Shares underlying the Warrants held by HPC III Kaizen).

Percentage: Approximately 8.2%

(b)	1. Sole power to vote or direct vote: 2,786,582
2.	Shared power to vote or direct vote: 0
3.	Sole power to dispose or direct the disposition: 2,786,582
4.	Shared power to dispose or direct the disposition: 0

(c)

Reference is made to the acquisition of securities of the Issuer in connection with the transactions discussed in further detail in Items 3 and 6. Hill Path has not entered into any transactions in the securities of the Issuer during the past sixty days.

E.	Hill Path Holdings

(a)

Hill Path Holdings, as the general partner of Hill Path, may be deemed the beneficial owner of the 2,786,582 Shares beneficially owned by HPC III Kaizen (consisting of the Shares underlying the Warrants held by HPC III Kaizen).

Percentage: Approximately 8.2%

(b)	1. Sole power to vote or direct vote: 2,786,582
2.	Shared power to vote or direct vote: 0
3.	Sole power to dispose or direct the disposition: 2,786,582
4.	Shared power to dispose or direct the disposition: 0

(c)

Reference is made to the acquisition of securities of the Issuer in connection with the transactions discussed in further detail in Items 3 and 6. Hill Path Holdings has not entered into any transactions in the securities of the Issuer during the past sixty days.

F.	Mr. Ross

(a)

Mr. Ross, as the managing partner of each of Hill Path Investment Holdings III, Hill Path and Hill Path Holdings, may be deemed the beneficial owner of the 2,786,582 Shares beneficially owned by HPC III Kaizen (consisting of the Shares underlying the Warrants held by HPC III Kaizen).

Percentage: Approximately 8.2%

(b)	1. Sole power to vote or direct vote: 2,786,582
2.	Shared power to vote or direct vote: 0
3.	Sole power to dispose or direct the disposition: 2,786,582
4.	Shared power to dispose or direct the disposition: 0

(c)

Reference is made to the acquisition of securities of the Issuer in connection with the transactions discussed in further detail in Items 3 and 6. Mr. Ross has not entered into any transactions in the securities of the Issuer during the past sixty days.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in or incorporated by reference in Item 4 and Item 5 of this Schedule 13D is incorporated by reference in its entirety into this Item 6.

Investment Agreement

In connection with the Acquisition, the Issuer, HPC Kaizen III and the other party thereto entered into the Investment Agreement whereby HPC Kaizen III agreed to purchase for $150 million cash, subject to a 5% original issuance discount (a) an aggregate of 150,000 shares of Preferred Stock, at a price and with a liquidation preference of $1,000 per share; (b) Penny Warrants to purchase 1,786,582 shares of Common Stock of the Issuer, at an exercise price of $0.01 per share; and (c) Market Warrants to purchase 1,000,000 shares of Common Stock of the Issuer, at an exercise price of $10.00 per share, in each case, in a private placement exempt from registration under the Securities Act of 1933.

Board Representation

For so long as the accumulated liquidation preference of the Preferred Stock is greater than or equal to $75 million, HPC III Kaizen has the right to designate two representatives for appointment and nomination to the Issuer’s Board which must be reasonably acceptable to the Board and upon satisfactory completion of other processes of the Board and its Nominating and Corporate Governance Committee (each an “Investor Director”). HPC III Kaizen will be entitled to nominate one Investor Director if the accumulated liquidation preference is greater than zero but less than $75 million, with the other Investor Director to resign immediately.

One Investor Director shall be entitled to serve on each of the Nominating and Governance Committee, the Compensation Committee and the Audit Committee, in each case subject to meeting applicable SEC and stock exchange independence requirements. The Investor Directors shall be recused from all Board and committee meetings, deliberations, communications, information sharing, votes and consents at any time a majority of disinterested directors on the Board determine that an actual or potential conflict of interest, adversity or dispute exists or may exist only to the extent required by law (including fiduciary duties).

Pre-Emptive Rights

HPC III Kaizen will have a right to participate in any offering of equity or equity-linked securities of the Issuer after the Closing Date on a pro rata basis (subject to certain customary exceptions) until the later of (i) HPC III Kaizen ceasing to have at least 5.0% ownership of the Common Stock (on an as-exercised basis) or (ii) the third anniversary of the Closing Date.

Transfer Restrictions

HPC III Kaizen can transfer the Preferred Stock to other Hill Path funds so long as they are Permitted Affiliate Transferees (as defined in the Investment Agreement). Subject to a 12-month lock-up (other than transfers to Permitted Affiliate Transferee noted above), HPC III Kaizen can transfer the Preferred Stock to a third party so long as the transferee is not on the “Disqualified Persons List” included in the Investment Agreement.

The Investment Agreement contains various other representations, warranties, covenants, closing conditions and termination provisions.

Certificate of Designations

The terms of the Preferred Stock were established by the filing of the Certificate of Designations of Series A Preferred Stock on April 30, 2024 (the “Certificate of Designations”) with the Delaware Secretary of State in connection with the closing of the Acquisition, designating the rights and preferences of the Preferred Stock.

The Preferred Stock is non-voting and non-convertible; has compounding dividends that begin at a rate of 13.0% per annum and increase over time at specified intervals; is subject to optional redemption by the Issuer and mandatory redemption following specified events and in certain circumstances upon the exercise by the holders of a majority of the outstanding shares of Preferred Stock of an option to deliver written notice to the Issuer to require redemption, in each case, for specified prices; and grants certain consent rights for the holders of a majority of the outstanding shares of Preferred Stock for specified matters.

Warrants

Penny Warrant

On the Closing Date, pursuant to the Investment Agreement, the Issuer sold and issued to HPC III Kaizen a Penny Warrant to purchase 1,786,582 shares of Common Stock of the Issuer for an exercise price of $0.01 per share in a private placement exempt from registration under the Securities Act of 1933, as amended. The Penny Warrant can be exercised until May 1, 2034. The Penny Warrant is subject to customary anti-dilution protections for cash distribution participations, issuances below fair market value and business combinations.

Market Warrant

On the Closing Date, pursuant to the Investment Agreement, the Issuer sold and issued to HPC III Kaizen a Market Warrant to purchase 1,000,000 shares of Common Stock of the Issuer for an exercise price of $10.00 per share, in a private placement exempt from registration under the Securities Act of 1933, as amended. The Market Warrant can be exercised until May 1, 2029 and is subject to a 30-day lock-up after the Closing Date. The Market Warrant shall be cash exercised and is subject to customary anti-dilution protections for cash distribution participations, issuances below fair market value and business combinations.

Registration Rights Agreement

Under the Investment Agreement, the Issuer also agreed to enter into a registration rights agreement in the form attached thereto with HPC III Kaizen and the other parties thereto at the closing of pursuant to which the Issuer agreed to register for resale the Penny Warrants, the Market Warrants and the shares of common stock issuable upon exercise of the Penny Warrants and Market Warrants (the “Registration Rights Agreement”).

On the Closing Date, the Issuer entered into a registration rights agreement (the “Registration Rights Agreement”) with HPC III Kaizen pursuant to which, among other things, HPC III Kaizen was granted customary rights to (i) require the Issuer to file and maintain the effectiveness of a shelf registration statement with respect to the resale of warrants exercisable for shares of the Issuer’s common stock received by HPC III Kaizen (as well as the shares of common stock underlying the warrants received by HPC III Kaizen) pursuant to the Investment Agreement, and (ii) under certain circumstances, to require the Issuer to undertake underwritten offerings of such warrants and such shares.

The description of the Investment Agreement, Certificate of Designations, Warrants, and Registration Rights Agreement contained in this Item 6 are not intended to be complete and are qualified in their entirety by reference to such documents, which are filed as exhibits hereto and incorporated by reference herein.

Joint Filing Agreement

On May 8, 2024, the Reporting Persons entered into a Joint Filing Agreement pursuant to which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is filed as an exhibit hereto and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

99.1

Investment Agreement dated March 26, 2024 between The One Group Hospitality, Inc., HPS Investment Partners, LLC and HPC III Kaizen LP (incorporated by reference to Exhibit 10.2 to the Issuer’s Form 8-K filed on March 26, 2024).

99.2

Certificate of Designations of Series A Preferred Stock of the Issuer filed with the Delaware Secretary of State on April 30, 2024 (incorporated by reference to Exhibit 3.1 to the Issuer’s Form 8-K filed on May 1, 2024).

99.3	Warrant Certificate No. A-1, dated May 1, 2024, issued by the Issuer to HPC III Kaizen LP (incorporated by reference to Exhibit 4.1 to the Issuer’s Form 8-K filed on May 1, 2024).

99.4	Warrant Certificate No. B-1, dated May 1, 2024, issued by the Issuer to HPC III Kaizen LP (incorporated by reference to Exhibit 4.6 to the Issuer’s Form 8-K filed on May 1, 2024).

99.5

Registration Rights Agreement dated May 1, 2024 by and among the Issuer, HPC III Kaizen LP, HPS Special Situations Opportunity Fund II, L.P., SSOF II BH US Subsidiary, L.P., HPS Corporate Lending Fund and HPS Corporate Capital Solutions Fund (incorporated by reference to Exhibit 4.11 to the Issuer’s Form 8-K filed on May 1, 2024).

99.6

Joint Filing Agreement by and among HPC III Kaizen LP, Hill Path Capital Partners III GP LLC, Hill Path Investment Holdings III LLC, Hill Path Capital LP, Hill Path Holdings LLC and Scott I. Ross, dated May 8, 2024.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 8, 2024

HPC III Kaizen LP

By:	Hill Path Capital LP Investment Manager

By:	/s/ Scott Ross
	Name:	Scott I. Ross
	Title:	Managing Partner

Hill Path Capital Partners III GP LLC

By:	Hill Path Investment Holdings III LLC Managing Member

By:	/s/ Scott Ross
	Name:	Scott I. Ross
	Title	Managing Partner

Hill Path Investment Holdings III LLC

By:	/s/ Scott Ross
	Name:	Scott I. Ross
	Title:	Managing Partner

Hill Path Capital LP

By:	Hill Path Holdings LLC General Partner

By:	/s/ Scott Ross
	Name:	Scott I. Ross
	Title:	Managing Partner

Hill Path Holdings LLC

By:	/s/ Scott Ross
	Name:	Scott I. Ross
	Title:	Managing Partner

/s/ Scott Ross
Scott I. Ross